December 9, 2005

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mail Stop 6010

Re:	Radiologix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 001-15861

Dear Mr. Rosenberg:

The following are Radiologix, Inc.’s (the “Company’s”) further supplemental responses with respect to Radiologix’s 2004 Annual Report on Form 10-K. These further supplemental responses are a result of several telephone conversations I had with Ms. Keira Ino of your office, in which Ms. Ino requested additional information on some of the Company’s supplemental responses. For your reference, I direct your attention to the two prior written responses filed by the Company on August 12, 2005 and November 1, 2005.

1.	Ms. Ino requested that we provide a more detailed discussion in disclosure format regarding the $9.1 million charge taken in 2004 related to the retrospective collection analysis of the Company’s accounts receivable.

Further Supplemental Response:

We propose to provide in future Form 10-K filings additional disclosure in the Management’s Discussion and Analysis section as follows (new disclosure language is underlined):

Revenue Recognition, Contractual Allowances and Allowances for Doubtful Accounts

As disclosed in our 2004 Form 10-Q for the nine months ended September 30, 2004, we expected to finalize a retrospective collection analysis of our accounts receivable in the fourth quarter of 2004. Accordingly, in connection with our December 2004 year-end closing process, we did finalize this retrospective collection analysis. This retrospective process represents an enhancement to our methodology for estimating the amount of contractual adjustments and provision for doubtful accounts necessary to reduce gross revenue (billed charges) and gross receivables to net amounts realizable from managed care, Medicare, Medicaid, private and other payors. ~~This enhanced methodology is based on the matching of cash collections to billed charges by month of service.~~ The retrospective methodology provides greater objective evidence with which to estimate the collectability of accounts receivable because it allows us to match cash collections to gross charges by month of service over at least an 18-

United States Securities and Exchange Commission

Division of Corporation Finance

December 9, 2005

month period and consequently develop collection percentages and collection trends that are substantially complete. The retrospective analysis allows us to track the run out of cash on a population of charges over an extended period of time and allows us to estimate with greater precision how much we have left to collect on a receivable balance at any point in time and consequently assess the likelihood of collecting the remaining balance given established collection trends.

The $9.1 million charge was appropriate in the fourth quarter of 2004 because the Company could not reasonably determine what periods the charge related to. The retrospective analysis, while providing us with a more accurate picture of the Company’s historical collection rates and accounts receivable, does not provide the necessary data to determine the correct collection rates for periods prior to 2003. We cannot compare the Company’s historical collection rates before 2003 with those as determined by the retrospective analysis due to the Company’s legacy billing systems and accounting records. Because we cannot reasonably determine when the $9.1 million charge accrued, we recorded the adjustment in the fourth quarter of 2004, which was the closest period to when the charge was discovered. ~~In connection with our provision for doubtful accounts, we continue to record this expense based on historical write-offs which experience has not significantly changed. As a result of the above process, we increased contractual adjustments by $9.1 million resulting in a corresponding decrease in service fee revenue and accounts receivable in the fourth quarter of 2004 to reflect the change in estimate of net realizable value.~~ This analysis represented a change to our methodology for estimating the amount of net revenues and net receivables (after contractual adjustments and allowance for doubtful accounts). The provision for doubtful accounts is based on historical write-offs, which did not significantly change during this time period. Thus, based on a comparison of the results of these two methodologies – the retrospective analysis and the historical write-off experience — we concluded that the $9.1 million charge was not due to any increase in bad debt experience, but was attributable to contractual adjustments.

2.	Ms. Ino requested that the response to Comment No. 5(d) in the Company’s August 5, 2005 letter be presented in disclosure format.

We propose to provide in future Form 10-K filings the additional disclosure to the Management’s Discussion and Analysis section, after the paragraph beginning “Service fee revenue” as follows:

The table below reflects our consolidated accounts receivable aging report, which is used to review accounts receivable aging patterns (in thousands)

Payor	0-30 Days	31-60 Days	61-90 Days	91-180 Days	>180 Days	Total
Medicare	$9,094	$4,666	$1,344	$1,956	$3,076	$20,136
Medicaid	1,277	1,251	870	1,270	1,254	5,922
Indemnity	1,148	941	455	609	582	3,735
Managed Care	17,467	8,995	3,113	4,241	6,470	40,286
Self Pay	1,382	2,366	2,336	5,098	2,527	13,709
Workers Comp	868	1,155	955	1,156	1,615	5,749
Other	785	420	596	774	1,229	3,804

TOTAL by PAYOR	32,021	19,794	9,669	15,104	16,753	93,341
Other subsidiary (1)	2,281	635	417	947	1,049	5,329

Gross accounts receivable per aging	$34,302	$20,429	$10,086	$16,051	$17,802	$98,670

Accrued gross charges (2)						12,413
Allowance for contractual adjustments(3)						(58,901)
Allowance for doubtful accounts(3)						(8,028)
Other						(43)

Net accounts receivable						$44,197

(1)	Aging by payor is not available.
(2)	Procedures have been completed but charges have not been entered into the billing system.
(3)	Allowances are not allocated to individual aging periods.

United States Securities and Exchange Commission

Division of Corporation Finance

December 9, 2005

3.	Ms. Ino requested that the Company provide a revised presentation of future disclosures related to Comment 5(f) in the SEC’s letter of July 13, 2005 related to the timing of the communication cycle for patient accounts receivable.

We propose to provide in future Form 10-K filings additional disclosure to the Management’s Discussion and Analysis section, as follows (new disclosure language is underlined):

Our accounts receivable write-off process is primarily system-driven whereby a series of communications requesting payment is sent to a ~~private payor~~ patient who either is without healthcare benefit coverage or who owes us a co-pay amount. These communications increase in intensity and urgency as the receivable becomes more delinquent. ~~Once the communication cycle is completed and the receivable remains uncollected, it is written off in our patient accounting system.~~. The communication cycle is a series of billing statements and letters requesting payment. The statements and letters are normally sent to patients who are without health insurance or who owe us a co-payment or deductible after insurance has been paid. The letters are sent for up to 110 days and increase in intensity and urgency as the receivable becomes more delinquent. If the receivable remains uncollected after this 110-day period, the communication cycle is complete and the receivable is written off in our patient accounting system and referred to a collection agency. We also review accounts receivable “events checklists” which are designed to identify significant delinquent accounts receivable. Write-offs for accounts identified by our events checklists are approved by the Vice President of our Patient Services Group.

4.	Ms. Ino requested that the Company revise its disclosure in its 2004 Form 10-K regarding the acquisition of a financing right from PresGar Companies, LLC and to explain to the SEC Staff why a liability was not established when the Company affiliated with Ide Imaging, P.C. in 1996. Further, Ms. Ino requested additional information regarding the length of the amortization and why a straight-line amortization method was used.

We propose to provide in future Form 10-K filings additional disclosure to both the Management’s Discussion and Analysis section and the Financial Statements, Note 3. Goodwill and Intangible Assets (new disclosure language is underlined), as follows:

Effective October 31, 2004, we entered into a definitive agreement to purchase, for $15.5 million in cash, diagnostic imaging equipment and an equipment financing right that was granted prior to the formation of Radiologix, and to assume certain equipment leases. We were under no obligation to purchase the equipment financing right and the purchase price was negotiated at arm’s length. As a result of ~~this~~ the acquisition of this asset, we recorded a $13.9 million intangible asset for this equipment financing right which we are amortizing over 18 years, the remaining accounting life of the underlying medical services agreement (initially 25 years).

The equipment financing right was originally sold by The Ide Group ,P.C. (“Ide”) in 1990 to MICA Imaging, Inc., a predecessor of PresGar Companies, LLC ( the “MICA Transaction”). Pursuant to the MICA Transaction, PresGar paid Ide $6.7 million, allocated as follows:

Equipment	$700,000
EquipmentFinancing Right	$6,003,296
(described in the MICA Transaction as “Covenants of Partners and Partnership and MICA Imaging’s Right of First Refusal”)

Ide was a non-affiliated radiology practice that entered into a Management Services Agreement (“MSA”) with the Company in 1997. As a condition of entering into the MSA, the Company assumed the obligation under the equipment financing right that Ide had sold to PresGar in 1990. The consideration paid by the Company to enter into the MSA with Ide was reduced by the fact that the Company assumed Ide’s obligation.

United States Securities and Exchange Commission

Division of Corporation Finance

December 9, 2005

Under this financing right, ~~the seller~~ PresGar had acquired a long-term ~~perpetual~~ right to finance certain types of equipment (and the obligation to replace that equipment as it became obsolete) on behalf of a predecessor company ~~Radiologix~~ and to charge the Company usage-based rent on these pieces of equipment. Service fee revenue is not affected as a result of this purchase. Instead, ~~this acquisition~~ our acquisition of this asset eliminates expenses that previously varied based on volume resulting in incremental reductions in equipment lease expense as volume increases. If this transaction had been effective on January 1, 2004 instead of October 31, 2004, we estimate that cost of services would have increased by $500,000, equipment lease expense would have decreased by $4.5 million, depreciation and amortization would have increased by $1.4 million and pre-tax loss would have decreased by $2.6 million for the year ended December 31, 2004 (unaudited).

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The following are additional responses to Staff comments concerning the equipment financing right:

No liability was recorded at the time of the affiliation with The Ide Group, P.C. (“Ide”) in 1997 because the amount could not be determined at that time. An 18-year amortization period was used because the asset relates to the long term financing right, not the equipment that was financed. As discussed above, 18 years is the remaining accounting life of the service agreement with Ide. The initial accounting life of the service agreement was based upon SEC guidance on amortization of service agreements between physician management companies and medical practices.

We believe capitalization of this expenditure is appropriate as it is directly related to the service agreement with Ide and will benefit the Company over the same period. We consider the asset recoverable based on fees associated with the service agreement, the ability to sell the financing right to a third party, and the ability to sell or transfer the service agreement to Ide or a third party.

A straight-line amortization method was used for several reasons. First, this method was used because management service agreements are amortized in this manner. Further, this asset is an intangible, which are often amortized in a straight-line method. Moreover, the Company believed that the straight-line method was the more conservative manner in which to treat this expense.

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Radiologix further advises the Staff that:

•	Radiologix is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Radiologix may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

December 9, 2005

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please feel free to contact me at (214) 303-2717.

Respectfully submitted,

Michael N. Murdock,
Senior Vice President and Chief Financial Officer

cc:	Keira Ino, Staff Accountant
Jim Atkinson, Accounting Branch Chief